Exhibit 99.1

FSD Pharma Announces US$20M At-The-Market Offering

TORONTO--(BUSINESS WIRE)--February 11, 2021--FSD Pharma Inc. (Nasdaq:HUGE) (CSE:HUGE) ("FSD Pharma" or the "Company") today announced that it has entered into an Equity Distribution Agreement dated February 11, 2021 (the "Sales Agreement") with A.G.P./Alliance Global Partners (the "Sales Agent"). Under the Sales Agreement the Company may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Sales Agent, Class B Subordinate Voting Shares of the Company (the "Class B Shares"). Sales of Class B Shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102-Shelf Distributions, including sales made directly on the Nasdaq Capital Market ("Nasdaq"), or any other recognized trading market upon which the Class B Shares are listed or quoted in the United States. No offers or sales of Class B Shares will be made in Canada on the Canadian Securities Exchange (the "CSE") or other trading markets in Canada.

The sales, if any, of Class B Shares made under the Sales Agreement will be made by means of ordinary brokers' transactions on the Nasdaq at prevailing market prices for the Class B Shares at the time of sale, or as otherwise agreed upon by the Company and the Sales Agent.

The sale of the Class B Shares (the "Offering") is being made by way of a prospectus supplement dated February 11, 2021, covering the sale of up to US$20 million of Class B Shares (the "Prospectus Supplement"), to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 16, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website (www.sec.gov) and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Sales Agent will provide copies of the Prospectus Supplement (together with the related Base Shelf Prospectus and the Registration Statement) upon request by contacting A.G.P./Alliance Global Partners, at 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

The Company expects to use any net proceeds of the Offering to finance future growth opportunities, including acquisitions and investments, to finance its capital expenditures, for working capital purposes or for general corporate purposes, and in particular, to continue advancement of the near-term objectives with respect to its R&D program for the commercialization of ultramicronized-palmitoylethanolamide ("FSD201").

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About FSD Pharma

FSD Pharma Inc. is a publicly-traded holding company.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, FSD201, by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the U.S. Food and Drug Administration (“FDA”) on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to the sale of Class B Shares by the Company pursuant to the Offering, the expected use of proceeds received from the Offering by the Company, if any, FSD Pharma's strategy, plans or future financial or operating performance, receipt of any FDA approvals, the completion of any trials regarding the use of FSD201 to treat COVID-19, the safety of FSD201 or whether FSD201 may be effective in treating COVID-19, the costs associated with such planned trials and FSD Pharma's belief that it has sufficient cash to complete the phase 2 clinical trial, FSD Pharma's ability to obtain required funding and the terms and timing thereof, and the ultimate development of any FDA approved synthetic compounds.

The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events, including, but not limited to, that the Company makes sales of Class B Shares pursuant to the Offering and employs the proceeds therefrom as currently expected. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward-Looking Information. Certain of these risks and uncertainties are described in the Prospectus Supplement, the Registration Statement and the Base Shelf Prospectus, as well as in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

Contacts

Donal Carroll, Chief Financial Officer, FSD Pharma Inc.
Dcarroll@fsdpharma.com

Investor Relations
IR@fsdpharma.com